UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____       Form 40-F ___X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1. Company Press Release

Angiotech Pharmaceuticals, Inc (NASDAQ: ANPI; TSX: ANP) today announced that its corporate partner Boston Scientific Corporation (“BSC”) has announced nine-month data from its TAXUS ATLAS clinical trial.  The results confirmed safety and efficacy and demonstrated the superior deliverability of the TAXUS® Liberté™ paclitaxel-eluting stent system compared to the TAXUS Express2™ paclitaxel-eluting stent system.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: May 16, 2006

                  By: /s/ David M. Hall

      Name: David M. Hall

      Title: Chief Compliance Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Tuesday, May 16, 2006

TAXUS ATLAS TRIAL SUPPORTS SUPERIOR DELIVERABILITY AND PROVEN OUTCOMES OF TAXUS® LIBERTÉ™ STENT SYSTEM

Boston Scientific’s second generation stent compares favorably to market leading TAXUS Express2™ stent system, even with more complex lesions

Vancouver, BC (May 16, 2006) -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP) today announced that its corporate partner Boston Scientific Corporation (“BSC”) has announced nine-month data from its TAXUS ATLAS clinical trial.  The results confirmed safety and efficacy and demonstrated the superior deliverability of the TAXUS® Liberté™ paclitaxel-eluting stent system compared to the TAXUS Express2™ paclitaxel-eluting stent system.  BSC made the announcement at the annual Paris Course on Revascularization (EuroPCR) held this week in Paris.

“The TAXUS ATLAS trial expands one of the largest DES data collections and extends the consistent clinical outcomes seen in the TAXUS clinical program to a new stent platform,” said Mark A. Turco, M.D., F.A.C.C., Director, Center for Cardiac and Vascular Research, Washington Adventist Hospital, Takoma Park, Maryland, and the trial’s co-principle investigator.  “The TAXUS Liberté stent provides improved deliverability and conformability and the ATLAS trial results support excellent performance in complex lesions more consistent with evolving clinical practice patterns.”

The TAXUS ATLAS trial is a global, multi-center pivotal study comparing the TAXUS Liberté paclitaxel-eluting stent system to a case-matched control group of patients from the TAXUS IV and TAXUS V de novo studies who received the TAXUS Express2 paclitaxel-eluting stent system.  The trial met its primary endpoint of nine-month target vessel revascularization (TVR), a measure of the effectiveness of a coronary stent in reducing the need for a repeat procedure.  The nine-month TVR rate for the TAXUS Liberté stent was 8.0 percent.  The study also reported a target lesion revascularization (TLR) rate of 5.7 percent for the TAXUS Liberté stent.

The TAXUS Liberté arm of the trial consisted of more complex lesions compared to the control group.  The percent of ACC/AHA B2/C lesions was 75.5 percent compared to 61.2 percent in the control arm (p<0.0001).  Lesion characteristics for the TAXUS Liberté group showed significant differences (increases) in measures of length, bend, tortuosity and calcification compared to the control group.  Even with more complex lesions, the TAXUS Liberté stent was associated with significantly shorter procedural times.  The study documented shorter average procedure times of 47.8 minutes for TAXUS Liberté versus 53.0 minutes in the control arm (p=0.0052).  In addition, the need to use additional stents due to procedural complications was reduced by nearly 50 percent in the TAXUS Liberté group (3.1 percent) versus control (6.0 percent).

The TAXUS ATLAS nine-month results also support safety, as demonstrated by low rates of Major Adverse Cardiac Events (MACE) and stent thrombosis.  All factors of MACE, including cardiac death, myocardial infarction, TVR and TLR were comparable to control, despite the higher percentage of complex lesions for the TAXUS Liberté arm.  In addition, stent thrombosis rates were statistically identical between TAXUS Liberté (0.8 percent or 7/858 patients) and control stents (0.7 percent or 7/966 patients), indicating comparable safety of the TAXUS Liberté stent.

BSC acquired worldwide exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and has co-exclusive rights to other vascular and non-vascular products.

About Angiotech Pharmaceuticals, Inc.

Founded in 1992, Angiotech Pharmaceuticals, Inc. is a global specialty pharmaceutical and medical device company, with 14 facilities in 6 countries and over 1,500 dedicated employees, that discovers, develops and markets innovative, minimally invasive treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained in this press release or in our other written or oral public communications that are not based on historical or current fact, including without limitation statements containing the words “believes,” “may,” “plans,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects” and similar expressions, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws.  All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation. Such forward-looking statements are based on assumptions that involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Forward-looking statements in this release include the statements regarding: the applicability of the clinical data to patient.  These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected.  These risks and uncertainties include, among others, the possibility of a change in the regulatory environment in Europe and the risks and uncertainties described in Angiotech’s filings with the United States Securities and Exchange Commission or the Canadian securities regulators.  The forward looking statements are also based on a number of assumptions, including the applicability of the clinical data to patient populations; that the study results were collected and reported in accordance with the study protocol; and that the study results have been accurately interpreted.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company does not assume the obligation to update any forward-looking statements.

FOR ADDITIONAL INFORMATION:

Analysts and Investors:

Janet Craig

VP, Investor Relations and Corporate Communications

Angiotech Pharmaceuticals, Inc.

(604) 221-6933

Media:

Jodi Regts

Manager, Corporate Communications

Angiotech Pharmaceuticals, Inc.

(604) 221-7930